UNITED STATES	OMB APPROVAL OMB Number: 3235-0007 Expires: January 31, 2005 Estimated average burden Hours per response . . . 137.25
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

Vestin Group, Inc. (formerly Sunderland Corporation)

(Name of Issuer)

Michael V. Shustek

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(CUSIP Number)

Michael V. Shustek
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

with copy to:

Hillel T. Cohn, Esq.
Squire, Sanders & Dempsey L.L.P.
801 South Figueroa Street, 14th Floor
Los Angeles, California 90017
(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (17 CFR 240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	$4,447,782	Amount of filing fee**	$563.53

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $563.53

Form or Registration No.: Schedule 13E-3

Filing Party: Michael V. Shustek

Date Filed: August 23, 2004

*	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 2,378,493 shares of Common Stock for $1.87 per share which is an average of the high and low prices as of August 19, 2004.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 issued by the U.S. Securities and Exchange Commission on January 26, 2004, by multiplying the transaction valuation by .00012670.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL FACTORS

Purpose of the Offer

Mr. Shustek is the Chairman, Chief Executive Officer and President of Vestin Group, Inc. (the “Company”). Mr. Shustek intends to solicit stockholders of the Company, including officers and directors of the Company, to determine if they would be interested in selling any or all of their shares in privately negotiated and open market transactions. Mr. Shustek believes the Common Stock (as defined below) of the Company is under-valued at this time and accordingly has decided that he may purchase additional shares of the Company’s Common Stock. Mr. Shustek believes the Company’s Common Stock is currently under-valued due to the thin trading market in the stock, the losses incurred in 2003 and the negative effects of the pending informal inquiry by the Securities and Exchange Commission (“SEC”). The price of the Company’s Common Stock is at historical lows. The Company attempted to increase its stock price by affecting a reverse stock split effective on July 20, 2004. However, even after the reverse stock split the stock price of the Company has continued to decline. Accordingly, Mr. Shustek made the decision in August 2004 to purchase shares of the Company’s Common Stock.

In addition, Mr. Shustek believes that the Company could significantly reduce its general and administrative costs if it is no longer a listed or reporting company as the substantial administrative costs for regulatory compliance would no longer be required. Based on the Company’s size and resources, Mr. Shustek does not believe the costs associated with remaining a public company are justified. However, Mr. Shustek has no specific proposals, offers or commitments to purchase the number of shares which would result in de-listing or de-registering the Company nor is he seeking de-listing or de-registration of the Company’s securities at this time.

Given the low trading volume, Mr. Shustek believes that privately negotiated transactions may be the most effective way in which to purchase shares. However, Mr. Shustek may make open market purchases in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Act”). Mr. Shustek will supplement this Schedule 13E-3 periodically by providing information regarding recent purchases on Appendix A to prospective sellers.

Other Alternatives Considered and Reasons not Pursued

On December 22, 2003, the Company announced that Mr. Shustek had advised it of his interest in acquiring complete control of and the entire interest in the Company. The Board of Directors of the Company thereafter appointed a Special Committee composed solely of independent directors to consider any transaction proposed by Mr. Shustek. The Special Committee engaged independent valuation advisers and independent legal counsel to advise it in connection with a potential offer by Mr. Shustek. On or about February 13, 2004, before negotiations had begun with the Special Committee and before any valuation of the Company had been prepared by the Special Committee, Mr. Shustek advised the Special Committee that he was no longer prepared to pursue an acquisition of all the Company shares he does not presently own. Mr. Shustek determined that the transaction contemplated was too cost prohibitive given the cost of third party advisors, such as lawyers, valuation advisors, and accountants, especially in light of the size of the transaction. Mr. Shustek did not receive any valuation data from any independent valuation advisors.

Potential Effects

In the event Mr. Shustek purchases a significant number of securities of the Company, the Company would no longer continue to meet the listing requirements of the Nasdaq SmallCap Market and might become eligible to de-register as a reporting Company under the Act. Such events would significantly and adversely affect the trading in and liquidity of the Common Stock. In addition, as reporting company under the Act, the Company is obligated to prepare and file with the SEC annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy statements that comply with Section 14 of the Act. Under Nasdaq listing requirements and the Act, the Company is subject to the regulatory requirements of the Sarbanes-Oxley Act of 2002. If the Company is de-listed and/or de-registered then it may be very difficult for remaining stockholders to sell their stock. Moreover, it will be more difficult for stockholders to receive timely information concerning the development of the Company’s business or its financial condition or results of operations. In addition, remaining stockholders will not have the benefit of certain corporate governance provisions of Sarbanes Oxley Act of 2002 and related rules.

De-registration of the Company’s Common Stock will result in significant cost savings to the Company, and therefore, indirectly, to Mr. Shustek. The Company projects that the cost savings to the Company will be approximately $750,000 by eliminating costs associated with being a public company, including the accounting and legal expenses in connection with the preparation and filing of periodic reports with the SEC. In addition, the Company will save a substantial amount of time and effort currently expended by management in complying with the requirements of being a public company. Persons selling to Mr. Shustek will not have an opportunity to benefit from such cost savings.

Mr. Shustek believes that given the past performance of the Company’s Common Stock and the infrequent trading with minimal volume of the Company’s Common Stock, that the lack of a public market for the shares may be offset in part by the cost savings that will result in the event the Company de-registers.

Fairness of the Transaction

Mr. Shustek believes that any transactions would be fair to unaffiliated security holders for the following reasons:

*	all transactions will be at the discretion of the selling stockholders;

*	in privately negotiated transactions, the stockholder will have the opportunity to negotiate the terms of sale directly with Mr. Shustek and will have no obligation to proceed with a sale unless such stockholder believes the price and terms are fair;

*	in open market transactions, the purchases will be made in compliance with 10b-18 of the Act and will not be any different than any other open market purchase;

*	Mr. Shustek will not utilize any coercive measures in seeking to acquire shares;

*	the terms of each transaction will be individually negotiated and will not be the subject of any firm, time-limited offer to purchase by Mr. Shustek;

*	the price paid by Mr. Shustek in any transaction will be promptly made public through his Form 4 reports and any required Schedule 13Ds; and

*	Mr. Shustek, through this report and in other public statements, has made plain his belief that the shares are undervalued.

During the last 12 months, shares of the Company’s Common Stock have traded in a range of $1.50 to $7.20 (on a post-split basis). During the second quarter of 2004, the closing trading price has ranged between $3.14 and $5.04 on a post-split basis. The closing price on Nasdaq SmallCap on September 28, 2004 was $3.15. This represents a significant decline from the 2002 period when the stock was trading in a range of approximately $10.00 to $20.00 on a post-split basis. Mr. Shustek believes that the stock is currently undervalued because the stock is thinly traded, the Company incurred significant losses in 2003 and the Common Stock price has been adversely affected by the pending informal inquiry by the SEC.

The net book value of the Company was approximately $2.66 per share as of June 30, 2004, on a pre-split basis, which is comparable to the trading price of the Common Stock. The net book value as of June 30, 2004 is lower than the current trading price of the Common Stock of the Company which the last reported price on September 28, 2004 was $3.15 per share. Net book value may not necessarily be indicative of the fair value of the Company because book values do not necessarily reflect the fair market value of the Company’s assets. Whether or not stockholders will receive a premium over net book value will depend upon the closing market price of the Common Stock at the time of sale.

Mr. Shustek purchased 91,350 shares of Common Stock in a private transaction on June 30, 2004 for $2.30 per share on a pre-split basis. The price per share was based on the closing price of the Common Stock two days prior to the consummation of the purchase.

Mr. Shustek does not have information regarding the going concern value or liquidation value of the Company. In addition, Mr. Shustek did not obtain and has not received a report, opinion or appraisal prepared by the Company to estimate the value of the Company. Accordingly, Mr. Shustek did not consider the going concern value, liquidation value or any report, opinion or appraisal in making his decision to purchase shares of Common Stock in connection with this Schedule 13E-3. Given the cost of commissioning any such valuations, Mr. Shustek does not have any intention of obtaining such valuations in the near future.

The Company has not received any offers by any unaffiliated persons during the past two years for the merger or consolidation of the Company, the sale or transfer of all or substantially all of the assets of the Company nor a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Notwithstanding Mr. Shustek’s expressed position that the shares are under-valued, a number of stockholders have expressed an interest in being bought out because they do not share Mr. Shustek’s view about the value of the Company, they do not want to hold shares in a thinly traded stock or as a result of individual circumstances relevant to the stockholder. The lack of liquidity in the stock has made it difficult for some stockholders to dispose of their interests without driving down the price of the stock. Mr. Shustek’s willingness to purchase shares gives stockholders an opportunity for further liquidity without necessarily affecting the market price of the Company’s Common Stock. In addition, stockholders who sell their shares in a privately negotiated transaction may be able to avoid brokerage commissions that they would otherwise incur if they dispose of their shares in an open market transaction.

Under Delaware law no approval of the unaffiliated stockholders is required. In addition, approval of a majority of directors of the Company who are not employees is not required. The Board of Directors is not making any recommendation regarding whether or not you should sell your shares. Furthermore, the Board of Directors did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders in connection with the transactions contemplated herein for negotiating the terms of the transactions and/or preparing a report concerning fairness of the transactions. Accordingly, stockholders who elect to sell their Common Stock will not have the benefit of those procedural safeguards. Each stockholder will be able to make its own decision as to whether or not to sell its shares to Mr. Shustek. Mr. Shustek intends to purchase shares at the market price or slightly below market price. Mr. Shustek does not intend on paying a premium for any shares. In addition, the proposed purchases will not materially change the rights, preferences or limitations of the stockholders who retain their equity interests in the Company. Prospective sellers will be provided with (i) this Schedule 13E-3, (ii) a schedule of all purchases made by Mr. Shustek pursuant to this 13E-3 transaction and (iii) a purchase agreement, the form of which is attached hereto as Exhibit A. In addition, upon request, Mr. Shustek will furnish prospective sellers with the Company’s most current filings under the Act. Open market purchases will be made in compliance with Rule 10b-18 of the Act.

It is plausible that the possibility of the Company de-listing or de-registering will have a coercive effect on sellers of Common Stock. Mr. Shustek has attempted to partially alleviate that concern by stating that offers to purchase shares are not contingent upon a certain number of shares being offered or purchases being made by a date certain. Mr. Shustek will continue to purchase shares as long as he believes that the shares are under-valued.

Mr. Shustek did not assign specific weight to any particular factor in the determining whether or not to purchase shares pursuant to this Schedule 13E-3. Mr. Shustek considered all of the foregoing information and assigned such weight as he deemed relevant.

Material U.S. Federal Income Tax Consequences

The discussion below summarizes certain material U.S. federal income tax consequences to a stockholder who sells shares of the Company’s Common Stock to Mr. Shustek. This summary is based on the Internal Revenue Code of 1986, as amended, the U.S. Treasury Regulations promulgated thereunder, and published rulings and court decisions, in each case as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

This summary does not address all aspects of U.S. federal taxation that may be relevant to a particular selling stockholder in light of such stockholder’s specific circumstances, and this summary does not address any tax consequences under state, local, foreign or other tax laws. This summary is not intended for, and may not apply to, certain types of stockholders who may be subject to special treatment under U.S. federal income tax laws (such as financial institutions, tax exempt entities, life insurance companies, brokers or dealers in securities, regulated investment companies and non-U.S. persons), stockholders who hold their shares as part of a straddle, hedging, or conversion transaction, stockholders who acquired their shares through the exercise of employee stock options or otherwise as compensation, and stockholders who are not citizens or residents of the United States or that are a foreign corporation, a foreign partnership or a foreign estate as to the United States.

Capital Gain or Loss – A stockholder’s sale of shares of the Company’s Common Stock to Mr. Shustek will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for U.S. federal income tax purposes, a selling stockholder will recognize gain or loss equal to the difference between such stockholder’s aggregate adjusted tax basis in the shares sold and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the shares sold constitute capital assets in the hands of the selling stockholder, and will be long-term capital gain or loss if such selling stockholder’s holding period for the shares sold exceeds one year. In the case of a noncorporate stockholder, long-term capital gain will generally be taxed at a maximum tax rate of up to 15% and short-term capital gain will generally be taxed at ordinary income tax rates. In the case of a corporate stockholder, capital gain will generally be taxed at ordinary income tax rates. Capital losses are generally deductible only to the extent of capital gains plus, in the case of a noncorporate stockholder, up to $3,000 of ordinary income. Capital losses that are not currently deductible may be carried forward to other years, subject to certain limitations.

Backup Withholding – The gross amount of cash payments to a selling stockholder upon a sale of shares of the Company’s Common Stock to Mr. Shustek may be subject to U.S. federal “backup withholding” at a rate of 28%. Such backup withholding will generally apply if a stockholder (a) fails to furnish his or her social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Backup withholding is not an additional tax, but merely an advance payment of U.S. federal income tax, which may be refunded to the extent such backup withholding results in an overpayment of tax and required filings are made with the U.S. Internal Revenue Service (“IRS”). Any amounts withheld from a payment to a stockholder under the backup withholding rules will be allowed as a credit against such stockholder’s U.S. federal income tax liability, provided that required information is provided to the IRS. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. All selling stockholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

The foregoing discussion of U.S. federal income tax consequences is for general information purposes only. All selling stockholders should consult their own tax advisors as to the particular tax consequences to them in their specific circumstances from their sale of shares of the Company’s Common Stock to Mr. Shustek, including, without limitation, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax laws.

Item 1. Summary Term Sheet.

Michael V. Shustek intends from time to time to purchase shares of Vestin Group, Inc., a Delaware corporation, in privately negotiated transactions with individual stockholders and in open market transactions in compliance with Rule 10b-18 promulgated under the Act. Prospective sellers will be provided with a purchase agreement, the form of which is attached hereto as Exhibit A, and if requested, with the Company’s most current filings under the Act. In addition, each record holder of the Company’s common stock on the record date determined by the Board of Directors of the Company shall have received a copy of this Schedule 13E-3. The following is a summary of the main terms and conditions of any stock purchases made by Mr. Shustek. To fully understand this offer and the other considerations that may be important to you, you should carefully read this Schedule 13E-3 in its entirety.

•	Mr. Shustek intends to purchase shares at or about the then current market price. Mr. Shustek does not intend on paying a premium for any shares. (Page 6, Item 4(a)) Upon consummation of the negotiations, the stockholder will be entitled to receive cash in an amount based upon the negotiated purchase price and the number of shares held by that stockholder. (Exhibit A)

•	Offers to purchase shares are not contingent upon the number of shares being offered. Each transaction is purely voluntary and negotiable by each stockholder. Accordingly, the number of shares purchased in each transaction will vary. Mr. Shustek has no specific commitments to acquire any shares nor are there any outstanding commitments, proposals or offers made by Mr. Shustek to any person to acquire shares. (Page 6, Item 4(b))

•	Mr. Shustek does not intend to make a tender offer for the shares and he has no commitments, proposals or offers outstanding to acquire any additional shares. Any decision regarding future purchases will be made based upon then existing circumstances as further described in Item 4(b) below. (Page 6, item 4(b))

•	There are no appraisal rights or similar rights under state law. (Page 6, Item 4(b))

•	Mr. Shustek is the majority stockholder and the Chairman of the Board, Chief Executive Officer and President of the Company. (Page 6, Item 3(c))

•	Customary representations and warranties of the seller, including ownership of shares and authority to enter into the purchase agreement, will be required as part of the purchase agreement. (Pages 1-2, Exhibit A)

•	There are no conditions to closing. (Exhibit A)

•	While no specific transactions are currently contemplated, Mr. Shustek believes that there is a reasonable likelihood that continuing purchases by him may result in the Company failing to meet the continued listing standards for the Nasdaq SmallCap Market and, further, that the Company may become eligible to apply to de-register as a reporting company under the Act. (Pages 6-7, Item 4(b)). The Company estimates that such de-listing and de-registration will save the Company approximately $750,000 by eliminating costs associated with being a public company, including the preparation and filing of periodic reports with the SEC.

•	Mr. Shustek does not intend to expend more than $1,600,000 on all of the purchases. (Page 13, Item 10(a))

•	Mr. Shustek estimates that his costs and expenses for legal and accounting fees and any brokerage commission to not exceed $100,000. (Page 13, Item 10(c))

Item 2. Subject Company Information.

(a)	Name and address. The name of the subject company is Vestin Group, Inc., a Delaware corporation. The address of the Company’s principal executive office is 8379 West Sunset Road, Las Vegas, Nevada 89113 and the telephone number is 702-227-0965.

(b)	Securities. 2,378,493 of the Company’s common stock, par value $0.0001 (“Common Stock”), is outstanding as of July 31, 2004. The outstanding shares is on a post-split basis. The Company affected a 1-for-2 reverse stock split on July 20, 2004.

(c)	Trading market and price. The Common Stock of the Company was traded on the Nasdaq National Market until June 29, 2004 when the Common Stock of the Company was transferred to the Nasdaq SmallCap Market. The following is the high and low bid quotations for each quarter for the past two years and do not reflect the Company’s reverse stock split.

	NASDAQ
	Pre-split		Post-split
	US $High	US $Low	US $High	US $Low
2004
First Quarter	2.92	1.42	5.84	2.84
Second Quarter	2.90	1.52	5.80	3.04
2003
First Quarter	7.00	5.20	14.00	10.40
Second Quarter	6.01	2.92	12.02	5.84
Third Quarter	3.70	2.22	7.40	4.44
Fourth Quarter	3.15	1.85	6.30	3.70
2002
First Quarter	8.02	5.05	16.04	10.10
Second Quarter	9.75	6.80	19.50	13.60
Third Quarter	9.20	6.11	18.40	12.22
Fourth Quarter	7.84	6.55	15.68	13.10

(d)	Dividends. Any determination to pay dividends is at the discretion of the Company’s Board of Directors and will depend upon the Company’s financial condition, results of operations, capital requirements, limitations contained in loan agreements and such other factors as the Board of Directors deems relevant. According to the Company’s Certificate of Designations, holders of the Company’s Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, dividends in an amount to be determined by the Board of Directors, but not less than 0.83% of the Original Issue Price per annum (initially set at $10) and not more than 10% of the Original Issue Price per annum, prior and in preference to any declaration or payment of any dividends on the Common Stock, which may be paid in cash or in Common Stock and are not cumulative. During the year 2004 the Company declared dividends on Preferred Stock of $0.08 per share in March and July which totaled approximately $531,669. During the year 2003 the Company declared dividends on Preferred Stock of $0.12 per share in March which totaled approximately $901,911.

The Company paid approximately $934,000 in dividends to Preferred Stock stockholders during 2002. During the year 2002 the Company declared dividends on Preferred Stock as follows:

Month	Dividend Per
Declared	Preferred Share
March	$0.12
June	$0.02
August	$0.12
November	$0.12

(e)	Prior public offerings. Not applicable.

(f)	Prior stock purchases. Mr. Shustek purchased 91,350 shares in the second quarter of 2004 with a purchase price of $2.30 per share on a pre-split basis. Mr. Shustek has made no other purchases of the Company’s stock in the past two years. See also Item 6(c) for information regarding purchases by the Company.

Item 3. Identity and Background of Filing Person.

(a)	Name and address. Michael Shustek’s business address is 8379 West Sunset Road, Las Vegas, Nevada 89113 and his business telephone number is 702-227-0965. Mr. Shustek is the Chief Executive Officer, President and Chairman of the Board of the Company. In addition, Mr. Shustek owns a majority of the outstanding Common Stock of the Company.

(b)	Business and background of entities. Not applicable.

(c)	Business and background of natural persons. Michael V. Shustek has been a director of Vestin Mortgage, Inc. (“Vestin Mortgage”), a subsidiary of the Company, and Chairman of the Board of Directors, Chief Executive Officer and a director of the Company since April 1999. In February 2004, Mr. Shustek became the President of the Company. Mr. Shustek also serves on Vestin Mortgage’s loan committee. In 2003, Mr. Shustek became the Chief Executive Officer of Vestin Mortgage. In 1995, Mr. Shustek founded Del Mar Mortgage, Inc., and has been involved in various aspects of the real estate industry in Nevada since 1990.

Mr. Shustek has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Shustek is a citizen of the United States.

Item 4. Terms of the Transaction

(a)	Purchases. Mr. Shustek intends to solicit shareholders of the Company, including officers and directors, to determine if they would be interested in selling any or all of their shares. At this time, he has not had any commitments from any officer or director to sell stock. Mr. Shustek does not intend to offer officers or directors terms which are more favorable than terms offered to other shareholders. Offers to purchase to any shareholder, regardless of their status, are expected to be made at the then current market price or at a slight discount to the then current market price.

(b)	Mr. Shustek will consider purchasing additional shares of the Company’s Common Stock in privately negotiated and open market transactions. Accordingly, individual stockholders may negotiate different terms and/or arrangements from other stockholders. Mr. Shustek has no specific commitments to acquire any additional shares nor are there any outstanding commitments, proposals or offers made by Mr. Shustek to any person to acquire shares. Mr. Shustek’s decisions and actions with respect to such future purchases will depend upon a number of factors, including, without limitation, the actions of the Company with respect to its shares, the price at which shares are available for purchase, market activity in the shares, an evaluation of the Company and its prospects, general economic and market conditions, conditions specifically affecting Mr. Shustek and other factors which Mr. Shustek may deem relevant to his investment decision. In connection with the above, there are no appraisal rights or any other similar rights under state law. Mr. Shustek will attempt to ensure that all sellers have access to all reports filed by the Company with the SEC during the 12 months preceding any proposed purchase. Mr. Shustek will bear the expense of providing copies of such reports to prospective sellers as may be necessary to ensure their access to such information.

If Mr. Shustek purchases a significant number of the Company’s shares, there may be so few remaining stockholders and publicly held shares that the Company would no longer meet the continued listing requirements of the Nasdaq SmallCap Market. In addition, it is possible that the Company would become eligible to de-register as a reporting company under the Act. Mr. Shustek understands that the Board of Directors of the Company may be expected to evaluate whether or not to de-list or de-register the Company based in part on the number of shares held by non-affiliates. At this time, Mr. Shustek does not know how many, if any, additional shares he may acquire and any decision in this regard will depend upon the factors listed above.

Mr. Shustek may change his intention with respect to any or all of the matters referred to above or elsewhere in this Item 4.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. Mr. Shustek received a grant of 500,000 warrants at an exercise price of $2.03 per share in 2003 and 500,000 warrants at an exercise price of $7.02 per share in 2002 pursuant to his employment agreement.

At December 31, 2001, the Company had approximately $352,000 due from Mr. Shustek. These balances bore no interest and were due on demand. Such indebtedness was incurred prior to the Company becoming a public company when the Company advanced to Mr. Shustek funds necessary to enable him to pay taxes on undistributed S corporation income. The largest amount outstanding on such indebtedness during 2002 was $352,000. As of May 10, 2002, such indebtedness was paid in full by Mr. Shustek.

During the year ended December 31, 2003, Vestin Mortgage sought reimbursement from Mr. Shustek of approximately $694,000 related to various legal fees and expenses incurred by Vestin Mortgage in connection with certain litigation (the “Desert Land Case”). Pursuant to his indemnification commitment to Vestin Group and Vestin Mortgage dated as of the 31st of December 2003, Mr. Shustek reimbursed the entire amount through the assignment of collateralized mortgage obligations totaling $325,375 and the relief of $368,273 in debt owed to a company wholly owned by Mr. Shustek. Mr. Shustek is reimbursing an additional $81,836 related to various legal fees and expenses incurred by Vestin Mortgage in the Desert Land Case during the six month period ending June 30, 2004.

The Company had an investment in the amount of $84,500 in a mortgage loan to Del Mar Mortgage, Inc., which is 100% owned by Mr. Shustek. During December 2002, a sale of the property securing the investment was consummated. As of December 31, 2002, the Company recorded a receivable for the proceeds of the loan payoff which was fully collected in January 2003. The Company has not made, and does not contemplate making, any investments in Del Mar Mortgage, Inc.

At December 31, 2001 and 2002 the Company had an investment of $69,310 in a mortgage loan to an entity that is 100% owned by Mr. Shustek. The note had a face value of $669,310, with interest at 13.5% and matured in January 2003. The remaining portion of the loan amount totaling $600,000 was funded by another entity 100% owned by Mr. Shustek. At December 31, 2001 and 2002, the note was delinquent more than 90 days with respect to interest payments. The note was paid in full in January 2003.

Amounts due from inVestin Nevada, Inc. (“inVestin Nevada”), totaling $161,481 relate to management fees earned by Vestin Mortgage. Such amounts bear no interest and are due on demand. In October 2002, inVestin Nevada, a corporation wholly-owned by Mr. Shustek, was created as an additional funding source for the Company to raise $100,000,000 through the sale of subordinated notes to Nevada residents. Vestin Mortgage has entered into an agreement to provide management services to inVestin Nevada whereby Vestin Mortgage will receive a monthly management fee equal to the first four percent (4%) of revenues earned by inVestin Nevada above the average aggregate interest paid to the debenture holders. During the year ended December 31, 2003, Vestin Mortgage earned approximately $161,000 relating to the agreement. During

March 2004, this balance was paid off in full. For the six months ended June 30, 2004, Vestin Mortgage earned an additional $52,057 related to the agreement.

During the year ended December 31, 2003, the Company purchased $0.7 million in loans from inVestin Nevada. The Company also sold $0.7 million in loans to inVestin Nevada for the same period.

During the year ended December 31, 2003, the Company paid approximately $1,017,000 to C5, LLC, a company wholly owned by Mr. Shustek, pursuant to an Aircraft Usage Agreement. The agreement allows the Company to use an airplane on a preferred basis over any other proposed user. The Company used the airplane primarily for marketing and lending activities. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The terms of the agreement were approved by the Company’s Board of Directors. The Company believes based upon a review of aircraft rental rates that the terms of the Aircraft Usage Agreement are fair and reasonable to the Company. During the six months ended June 30, 2004, the Company paid approximately $438,000 to C5, LLC pursuant to the Aircraft Usage Agreement.

During 2003, the Company paid approximately $28,000 to King Air, LLC, a company owned jointly by Mr. Shustek, related to the use of an airplane for company travel.

The Company has investments in collateralized mortgage obligations with Del Mar Mortgage, Inc., which is a company wholly owned by Mr. Shustek totaling $434,375 as of June 30, 2004.

During the three months ended June 30, 2004, the Company sold $0.3 million in loans to LTD, Inc., an entity wholly owned by Mr. Shustek.

On August 21, 2002, the Company’s Board of Directors determined to seek new premises for the offices of the Company. The Board of Directors determined that the Company was not interested in purchasing a building. Mr. Shustek advised the Board of Directors that he would be interested in acquiring a property which might be suitable to lease to the Company as its new premises. The Board of Directors agreed that Mr. Shustek could pursue such an opportunity providing that lease rates and other terms of the lease agreement were at market standards. On March 15, 2003, Mr. Shustek, through a wholly owned company, acquired unimproved real estate located in Las Vegas, Nevada. On March 31, 2003, Mr. Shustek sold the company which owned the real estate in Las Vegas. Mr. Shustek has advised the Company that he made a profit of approximately $1 million in connection with the sale. The unrelated party proceeded to build an approximately 41,000 square foot office building on the site. On March 31, 2003, the Company entered into a ten year triple net lease, to take effect August 1, 2004. The lease rate is $1.75 per square foot, or an aggregate monthly rental of $71,645. In May 2004, Vestin Fund III, LLC entered into an agreement to purchase the building. Accordingly, Vestin Fund III will be the Company’s landlord. Vestin Mortgage obtained a review of the lease terms by an independent third party which concluded that the lease rate represents a reasonable market rate reasonable to both parties.

(b)	Significant Corporate Events. On December 22, 2003, the Company announced that Mr. Shustek had advised it of his interest in acquiring complete control of and the entire interest in the Company. The Board of Directors of the Company thereafter appointed a Special Committee composed solely of independent directors to consider any transaction proposed by Mr. Shustek. The Special Committee engaged independent valuation advisers and independent legal counsel to advise it in connection with a potential offer by Mr. Shustek. On or about February 13, 2004, before substantive negotiations had begun with the Special Committee and before any valuation of the Company had been prepared by the Special Committee, Mr. Shustek advised the Special Committee that he was no longer prepared to pursue an acquisition of all the Company shares he does not presently own.

(c)	Negotiations or contacts. In connection with the events described in Item 5. (b) above, there were no material contracts or any negotiations with the Special Committee. Prior to any negotiations commencing, Mr. Shustek determined that the transaction contemplated was too cost prohibitive given the cost of third party advisors, such as lawyers, investment bankers, and accountants, especially in light of the size of the transaction. Mr. Shustek did not receive any valuation data from any independent valuation advisors and therefore has not relied on any such data with respect to making his decision to proceed with the instant series of transactions.

(d)	Conflicts of interest. Mr. Shustek is the Chairman of the Board, Chief Executive Officer and President of the Company. In addition, Mr. Shustek is the majority holder of the Company’s Common Stock.

(e)	Agreements involving the subject company’s securities. Mr. Shustek has entered into a Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc. dated December 30, 2002, pursuant to which Mr. Shustek pledged 550,000 shares of his stock to secure a loan with The CIT Group/Equipment Financing, Inc. for the benefit of C5, LLC, another company wholly owned by Mr. Shustek. Mr. Shustek has also entered into a Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003, pursuant to which Mr. Shustek has pledged 2,000,000 shares of his stock (on a pre-split basis) to secure a loan with Capital One, LLC and John K. Baldwin for the benefit of C5, LLC. Upon an event of default the shares subject to each of the above agreements the lender would be entitled to, among other things, exercise voting rights or dispose of the securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	Purpose. Mr. Shustek intends to purchase shares of the Company’s Common Stock as long as he believes the shares are under-valued. Mr. Shustek believes the Company’s Common Stock is currently under-valued due to the thin trading market in the stock, the losses incurred in 2003 and the negative effects of the pending informal inquiry by the SEC. In addition, Mr. Shustek believes that the Company could significantly reduce its general and administrative costs if it is no longer a listed or reporting company as the substantial administrative costs for regulatory compliance would no longer be required. However, Mr. Shustek has no specific proposals, offers or commitments to purchase the number of shares which would result in de-listing or de-registering the Company nor is he seeking de-listing or de-registration of the Company’s securities at this time.

(b)	Use of the securities acquired. The securities acquired will be retained by Mr. Shustek.

(c)	Plans. If Mr. Shustek purchases a significant number of securities of the Company, there may be so few remaining stockholders and publicly held shares that the Company would no longer meet the continued listing requirements of the Nasdaq SmallCap Market. In addition, it is possible that the Company would become eligible to de-register as a reporting company under the Act. Mr. Shustek understands that the Board of Directors will evaluate, based in part upon the number of shares held by non-affiliates, whether or not to de-list or de-register the Company. At this time, Mr. Shustek does not know how many, if any, additional shares he may acquire. The likelihood of such an outcome has been increased as a result of the Company’s share repurchase program which was implemented on December 27, 2001. Pursuant to that program, conducted in accordance with Rule 10b-18, the Company acquired 620,793 shares of its common stock and 437,800 shares of its convertible preferred stock. The Company suspended its share repurchase program on August 13, 2004.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. Please see Item 6. (a) above.

(b)	Alternatives. Other than as described in Item 5. (b) above, Mr. Shustek has not considered any other alternative means of purchasing outstanding shares of the Company’s Common Stock. As stated in Item 5. (c) above, Mr. Shustek has elected not to proceed with a tender offer of the Company’s shares of Common Stock given the cost of third party advisors, such as lawyers, valuation advisors and accountants.

(c)	Reasons. Mr. Shustek believes the Common Stock of the Company is under-valued at this time and accordingly has decided that he may purchase additional shares of the Company’s Common Stock. The price of the Company’s Common Stock is at historical lows. The Company attempted to increase its stock price by affecting a reverse stock split effective on July 20, 2004. However, even after the reverse stock split the stock price of the Company has continued to decline. Accordingly, Mr. Shustek made the decision in August 2004 to purchase shares of the Company’s Common Stock. Mr. Shustek is opportunistically purchasing shares from willing stockholders. Given the low trading volume, privately negotiated transactions may be the most effective way in which to purchase shares. However, Mr. Shustek may make open market purchases in compliance with Rule 10b-18 of the Act.

(d)	Effects. In the event Mr. Shustek purchases a significant number of securities of the Company, the Company would no longer continue to meet the listing requirements of the Nasdaq SmallCap Market and might become eligible to de-register as a reporting Company under the Act. Such events would significantly and adversely affect the trading in and liquidity of the Common Stock. In addition, as reporting company under the Act, the Company is obligated to prepare and file with the SEC annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy statements that comply with Section 14 of the Act. Under Nasdaq listing requirements and the Act, the Company is subject to the regulatory requirements of the Sarbanes-Oxley Act of 2002. If the Company is de-listed and/or de-registered then it may be very difficult for remaining stockholders to sell their stock. Moreover, it will be more difficult for stockholders to receive timely information concerning the development of the Company’s business or its financial condition or results of operations. In addition, remaining stockholders will not have the benefit of certain corporate governance provisions of Sarbanes Oxley Act of 2002 and related rules.

De-registration of the Company’s Common Stock will result in significant cost savings to the Company, and therefore, indirectly, to Mr. Shustek. The Company projects that the cost savings to the Company will be approximately $750,000 by eliminating costs associated with being a public company, including the accounting and legal expenses in connection with the preparation and filing of periodic reports with the SEC. In addition, the Company will benefit indirectly as a result of the reduction in management’s time on the preparation and review of SEC filings. Persons selling to Mr. Shustek will not have an opportunity to benefit from such cost savings.

Mr. Shustek believes that given the past performance of the Company’s Common Stock and the infrequent trading with minimal volume of the Company’s Common Stock, that the lack of a public market for the shares may be offset in part by the cost savings that will result in the event the Company de-registers.

Material U.S. Federal Income Tax Consequences

The discussion below summarizes certain material U.S. federal income tax consequences to a stockholder who sells shares of the Company’s Common Stock to Mr. Shustek. This summary is based on the Internal Revenue Code of 1986, as amended, the U.S. Treasury Regulations promulgated thereunder, and published rulings and court decisions, in each case as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

This summary does not address all aspects of U.S. federal taxation that may be relevant to a particular selling stockholder in light of such stockholder’s specific circumstances, and this summary does not address any tax consequences under state, local, foreign or other tax laws. This summary is not intended for, and may not apply to, certain types of stockholders who may be subject to special treatment under U.S. federal income tax laws (such as financial institutions, tax exempt entities, life insurance companies, brokers or dealers in securities, regulated investment companies and non-U.S. persons), stockholders who hold their shares as part of a straddle, hedging, or conversion transaction, stockholders who acquired their shares through the exercise of employee stock options or otherwise as compensation, and stockholders who are not citizens or residents of the United States or that are a foreign corporation, a foreign partnership or a foreign estate as to the United States.

Capital Gain or Loss – A stockholder’s sale of shares of the Company’s Common Stock to Mr. Shustek will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for U.S. federal income tax purposes, a selling stockholder will recognize gain or loss equal to the difference between such stockholder’s aggregate adjusted tax basis in the shares sold and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the shares sold constitute capital assets in the hands of the selling stockholder, and will be long-term capital gain or loss if such selling stockholder’s holding period for the shares sold exceeds one year. In the case of a noncorporate stockholder, long-term capital gain will generally be taxed at a maximum tax rate of up to 15% and short-term capital gain will generally be taxed at ordinary income tax rates. In the case of a corporate stockholder, capital gain will generally be taxed at ordinary income tax rates. Capital losses are generally deductible only to the extent of capital gains plus, in the case of a noncorporate stockholder, up to $3,000 of ordinary income. Capital losses that are not currently deductible may be carried forward to other years, subject to certain limitations.

Backup Withholding – The gross amount of cash payments to a selling stockholder upon a sale of shares of the Company’s Common Stock to Mr. Shustek may be subject to U.S. federal “backup withholding” at a rate of 28%. Such backup withholding will generally apply if a stockholder (a) fails to furnish his or her social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Backup withholding is not an additional tax, but merely an advance payment of U.S. federal income tax, which may be refunded to the extent such backup withholding results in an overpayment of tax and required filings are made with the U.S. Internal Revenue Service (“IRS”). Any amounts withheld from a payment to a stockholder under the backup withholding rules will be allowed as a credit against such stockholder’s U.S. federal income tax liability, provided that required information is provided to the IRS. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. All selling stockholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

The foregoing discussion of U.S. federal income tax consequences is for general information purposes only. All selling stockholders should consult their own tax advisors as to the particular tax consequences to them in their specific circumstances from their sale of shares of the Company’s Common Stock to Mr. Shustek, including, without limitation, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax laws.

Item 8. Fairness of the Transaction.

(a)	Fairness. Mr. Shustek believes that any transactions would be fair to unaffiliated security holders for the following reasons:

*	all transactions will be at the discretion of the selling stockholders;

*	in privately negotiated transactions, the stockholder will have the opportunity to negotiate the terms of sale directly with Mr. Shustek and will have no obligation to proceed with a sale unless such stockholder believes the price and terms are fair;

*	in open market transactions, the purchases will be made in compliance with 10b-18 of the Act and will not be any different than any other open market purchase;

*	Mr. Shustek will not utilize any coercive measures in seeking to acquire shares;

*	the terms of each transaction will be individually negotiated and will not be the subject of any firm, time-limited offer to purchase by Mr. Shustek;

*	the price paid by Mr. Shustek in any transaction will be promptly made public through his Form 4 reports and any required Schedule 13Ds; and

*	Mr. Shustek, through this report and in other public statements, has made plain his belief that the shares are undervalued.

(b)	Factors considered in determining fairness. During the last 12 months, shares of the Company’s Common Stock have traded in a range of $1.50 to $7.20 (on a post-split basis). During the second quarter of 2004, the closing trading price has ranged between $3.14 and $5.04 on a post-split basis. The closing price on Nasdaq SmallCap on September 28, 2004 was $3.15. This represents a significant decline from the 2002 period when the stock was trading in a range of approximately $10.00 to $20.00 on a post-split basis. Mr. Shustek believes that the stock is currently undervalued because the stock is thinly traded, the Company incurred significant losses in 2003 and the Common Stock price has been adversely affected by the pending informal inquiry by the SEC.

The net book value of the Company was approximately $2.66 per share as of June 30, 2004, which is comparable to the trading price of the Common Stock. The net book value as of June 30, 2004 is lower than the current trading price of the Common Stock of the Company which the last reported price on September 28, 2004 was $3.15 per share. Net book value may not necessarily be indicative of the fair value of the Company because book values do not necessarily reflect the fair market value of the Company’s assets. Whether or not stockholders will receive a premium over net book value will depend upon the closing market price of the Common Stock at the time of sale.

As reported in Item 2. (f), Mr. Shustek purchased 91,350 shares of Common Stock in a private transaction on June 30, 2004 for $2.30 per share on a pre-split basis. The price per share was based on the closing price of the Common Stock two days prior to the consummation of the purchase.

Mr. Shustek does not have information regarding the going concern value or liquidation value of the Company. In addition, Mr. Shustek did not obtain and has not received a report, opinion or appraisal prepared by the Company to estimate the value of the Company. Accordingly, Mr. Shustek did not consider the going concern value, liquidation value or any report, opinion or appraisal in making his decision to purchase shares of Common Stock in connection with this Schedule 13E-3. Given the cost of commissioning any such valuations, Mr. Shustek does not have any intention of obtaining such valuations in the near future.

The Company has not received any offers by any unaffiliated persons during the past two years for the merger or consolidation of the Company, the sale or transfer of all or substantially all of the assets of the Company nor a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Notwithstanding Mr. Shustek’s expressed position that the shares are under-valued, a number of stockholders have expressed an interest in being bought out because they do not share Mr. Shustek’s view about the value of the Company, they do not want to hold shares in a thinly traded stock or as a result of individual circumstances relevant to the stockholder. The lack of liquidity in the stock has made it difficult for some stockholders to dispose of their interests without driving down the price of the stock. Mr. Shustek’s willingness to purchase shares gives stockholders an opportunity for further liquidity without necessarily affecting the market price of the Company’s Common Stock. In addition, stockholders who sell their shares in a privately negotiated transaction may be able to avoid brokerage commissions that they would otherwise incur if they dispose of their shares in an open market transaction.

As noted below, no approval of the unaffiliated stockholders or independent directors is required in connection with the transactions contemplated herein. Accordingly, stockholders who elect to sell their Common Stock will not have the benefit of those procedural safeguards. Each stockholder will be able to make its own decision as to whether or not to sell its shares to Mr. Shustek. Mr. Shustek intends to purchase shares at the market price or slightly below market price. Mr. Shustek does not intend on paying a premium for any shares. In addition, the proposed purchases will not materially change the rights, preferences or limitations of the stockholders who retain their equity interest in the Company. Prospective sellers will be provided with (i) this Schedule 13E-3, (ii) a schedule of all purchases made by Mr. Shustek pursuant to this 13E-3 transaction and (iii) a purchase agreement, the form of which is attached hereto as Exhibit A. In addition, upon request, Mr. Shustek will furnish prospective sellers with the Company’s most current filings under the Act. Open market purchases will be made in compliance with Rule 10b-18 of the Act.

It is plausible that the possibility of the Company de-listing or de-registering will have a coercive effect on sellers of Common Stock. Mr. Shustek has attempted to partially alleviate that concern by stating that offers to purchase shares are not contingent upon a certain number of shares being offered or purchases being made by a date certain. Mr. Shustek will continue to purchase shares as long as he believes that the shares are under-valued.

Mr. Shustek did not assign specific weight to any particular factor in the determining whether or not to purchase shares pursuant to this Schedule 13E-3. Mr. Shustek considered all of the foregoing information and assigned such weight as he deemed relevant.

(c)	Approval of security holders. Approval of at least a majority of unaffiliated security holders is not required under Delaware law.

(d)	Unaffiliated representative. A majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of directors. Approval of a majority of directors of the Company who are not employees is not required. The Board of Directors is not making any recommendation regarding whether or not you should sell your shares.

(f)	Other offers. None.

Item. 9 Reports, Opinions, Appraisals and Negotiations.

(a)	Report, opinion or appraisal. Neither the Company nor Mr. Shustek has received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. No valuation of the Company has been received for the past several years.

(b)	Preparer and summary of the report, opinion or appraisal. Not applicable.

(c)	Availability of documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of funds. Mr. Shustek will use his personal funds to purchase any shares of Common Stock from the Company’s stockholders. The maximum amount of funds he intends to expend on all of his purchases is $1,600,000.

(b)	Conditions. None.

(c)	Expenses. Mr. Shustek estimates that his costs in connection with any purchases will consist of up to $100,000 for legal and accounting fees and any brokerage commissions.

(d)	Borrowed funds. Mr. Shustek does not intend to borrow funds, directly or indirectly, to carry out the purposes of these transactions. However, Mr. Shustek may reconsider this position in the future based upon his cash resources, the market price of the Common Stock and other relevant factors.

Item. 11 Interest in Securities of Subject Company.

(a)	Securities ownership. The share numbers herein reflect the 1-for-2 reverse stock split. As of July 31, 2004, there were 3,378,493 shares of Common Stock outstanding. As of July 31, 2004, Mr. Shustek owned 2,673,449 shares of Common Stock, which represents an aggregate of approximately 79.1 % on a fully diluted basis.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by Mr. Shustek, the number of shares and percentage beneficially owned by Mr. Shustek was calculated in accordance with Rule 13d-3(d)(1) on a fully diluted, as converted basis of all options and warrants held by Mr. Shustek that were exercisable as of July 31, 2004 or that would become exercisable within 60 days of July 31, 2004. As such, the aggregate shares of Common Stock held by Mr. Shustek include (i) 1,673,449 shares of Common Stock and (ii) warrants to purchase up to 1,000,000 shares of Common Stock.

(b)	Securities transactions. Mr. Shustek purchased 91,350 shares of Common Stock at $4.60 per share on June 30, 2004, assuming the 1-for-2 reverse stock split, pursuant to a privately negotiated transaction in Las Vegas, Nevada.

Item. 12 The Solicitation or Recommendation.

(a)	Intent to tender or vote in a going-private transaction. Mr. Shustek intends to solicit purchases from directors and executive officers who are shareholders. Any offers made to such persons will be on terms not more favorable than offers contemporaneously made to other shareholders. At this time, Mr. Shustek does not know if any directors or executive officers will agree to sell their shares to him.

(b)	Recommendations of others. To Mr. Shustek’s knowledge, no person specified in this Item 12 has made a recommendation either in support of or in opposition of the transactions.

Item. 13 Financial Statements.

The following financial information has been filed by us with the SEC and is incorporated by reference: 1. Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003, filed with the SEC on April 14, 2004, as amended on Form 10-KSB/A-2, filed with the SEC on August 4, 2004; and 2. Quarterly Report on Form 10-QSB for the six months ended June 30, 2004, filed with the SEC on August 16, 2004.

The Company’s Forms 10-KSB/A, 10-KSB/A-2 and 10-QSB were filed electronically through the SEC’s EDGAR system and are available to the public at the SEC’s website at http://www.sec.gov. The Forms 10-KSB/A, 10-KSB/A-2 and 10-QSB are available to be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549.

Set forth below is certain consolidated financial information with respect to the Company. More comprehensive financial information is included in the Company’s reports filed with the SEC as referenced above. The following is qualified by its entirety by reference to such reports and other documents and all financial information contained therein.

	For the Year Ended December 31		For the Six Months Ended June 30
	2003	2002	2003	2002
Statements of operations data
Revenues	$23,080,565	$31,904,304	$13,562,960	$13,887,927
Expenses	30,902,439	25,905,806	16,372,247	9,785,984

Income (loss) before provision (benefit) for income taxes	(7,821,874)	5,998,498	(2,809,287)	4,101,943
Provision (benefit) for income taxes	(2,620,607)	2,166,660	(955,157)	1,394,661

Net Income (loss)	$(5,201,267)	$3,831,838	$(1,854,130)	$2,707,282

Earnings (loss) per common share–basic	$(1.16)	$0.54	$(0.43)	$0.41

Earnings (loss) per common share-diluted	$(1.16)	$0.34	$(0.43)	$0.26

Statements of cash flows data
Operating activities	$2,464,280	$7,573,837	$416,546	$3,911,235

Investing activities	$5,967,684	$(5,456,691)	$6,882,666	$3,139,853

Financing activities	$(8,823,926)	$(3,370,811)	$(7,236,969)	$(7,301,776)

Balance sheet data
Cash	$2,131,055	$2,523,017	$2,585,260	$3,525,994
Investments in mortgage loans on real estate	843,035	8,874,643	628,171	7,206,735
Investments in real estate held for sale	7,036,203	5,980,509	7,274,614	1,321,600
Other assets	11,105,066	11,459,009	11,809,977	9,047,480

Total assets	$21,115,359	$28,837,178	$22,298,022	$21,101,809

Liabilities	$11,212,900	$12,492,998	$8,519,372	$4,159,658

Preferred stock, $.0001 par value	$90	$91	$90	$94
Common stock, $.0001 par value	532	532	532	557
Additional paid-in capital	9,767,187	8,922,885	9,303,036	8,450,737
Treasury stock	(544,305)	—	—	(1,885,582)
Retained earnings	678,955	7,420,672	4,474,992	10,563,352
Accumulated other comprehensive loss	—	—	—	(187,007)

Total stockholders’ equity	$9,902,459	$16,344,180	$13,778,650	$16,942,151

Total liabilities and stockholders’ equity	$21,115,359	$28,837,178	$22,298,022	$21,101,809

Shares of preferred stock outstanding	897,800	907,800	897,800	937,800

Shares of common stock outstanding	5,328,340	5,324,340	5,328,340	5,568,198

The Company’s book value per share as of June 30, 2004 was $2.66.

There is no ratio of earnings to fixed assets. No pro forma information has been provided as there are no transactions currently contemplated and potential purchases of shares by Mr. Shustek will not have a material effect on the financial statements of the Company.

Item. 14 Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. No person or class of persons will be directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with the transactions.

(b)	Employees and corporate assets. Other than administrative acts in order to transfer any purchased Common Stock and file any required Securities and Exchange Commission filings, such as a Form

4 or Schedule 13D, no officer, employee or corporate assets has been or will be employed or used in connection with the transactions.

Item. 15 Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings. None.

(b)	Other material information. None.

Item. 16 Exhibits.

Exhibit A – Form of Purchase Agreement

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL V. SHUSTEK

Michael V. Shustek

Dated: September 30, 2004

APPENDIX A

SCHEDULE OF PURCHASES

Aggregate Purchase
Date of Purchase	Number of Shares	Price per Share	Price

Exhibit A

COMMON STOCK PURCHASE AGREEMENT

     THIS COMMON STOCK PURCHASE AGREEMENT (this “Agreement”) is made on the                     day of                     2004, by and between                     (“Seller”), and Michael V. Shustek (“Purchaser”).

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1. PURCHASE AND SALE OF STOCK.

     1.1. SALE OF COMMON STOCK. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing, and Seller agrees to sell to each Purchaser at the Closing,                    shares (“Shares”) of the Common Stock of Vestin Group, Inc. (the “Company”) for the purchase price of $                   per share at an aggregate purchase price of $                   .

     1.2. CLOSING. The purchase and sale of the Shares shall take place at                    :                    [a][p].m. (Pacific Time), on                    , 2004, or at such time and place as Seller and Purchaser mutually agree orally or in writing (which time and place are designated as the “Closing”). Purchaser agrees to deliver to Seller at or before the Closing, by wire transfer or by certified or official bank check, the full purchase price.

     2. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser that:

     2.1. AUTHORIZATION. Seller has full power and authority to enter into this Agreement and all related agreements, and each such agreement constitutes his valid and legally binding obligation, enforceable against Seller in accordance with its terms. Seller understands that Seller is not obligated to sell the Shares to Purchaser and acknowledges that Seller is entering into this Agreement under Seller’s own volition.

     2.2. OWNERSHIP OF SHARES. Seller owns the Shares free and clear of all liens, claims, encumbrances and restrictions.

     2.3. PROFESSIONAL ADVISORS. Seller has been advised to consult his own tax advisor, accountant, attorney and/or other advisor regarding all tax and legal matters and consequences of selling the Shares and entering into this Agreement, and has done so, to the extent Seller considers necessary. Seller is relying solely on such advisors and not on any statements or representations of Purchaser, the Company or any of their agents.

     2.4 DISCLOSURE OF INFORMATION. Seller acknowledges and understands that Seller may obtain information about the Company pursuant to its latest filings pursuant to the Securities Exchange Act of 1934, as amended, on the Securities and Exchange Commission’s website at www.sec.gov. In addition, Seller may request such filings from Purchaser. Seller

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acknowledges and agrees that reference to the website does not incorporate by reference information contained on the website.

     2.5 TRADEABLE SHARES. Seller acknowledges and understands that the Company is a publicly traded reporting company traded on the Nasdaq SmallCap Market under the symbol “VSTN.” Accordingly, Seller acknowledges and understands that Seller has the opportunity to sell the Shares on the Nasdaq SmallCap Market rather than in a privately negotiated transaction with Purchaser.

     2.6 INVESTMENT INTENT. Seller acknowledges and understands that Purchaser is buying the Shares because Purchaser believes that the Shares are undervalued due to the thin trading market in the stock, the losses incurred in 2003 and the negative effects of the pending informal inquiry by the Securities and Exchange Commission.

     3. MISCELLANEOUS.

     3.1. GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of Nevada as applied to agreements among Nevada residents entered into and to be performed entirely within Nevada.

     3.2. SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     3.3. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

     3.4. MODIFICATION. No modification, termination or attempted waiver of this Agreement, or any provision thereof, shall be effective unless in writing and signed by the party against whom such modification, termination or waiver is sought to be enforced.

     3.5. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER:

Name:

Address:

Fax No.:

PURCHASER:

Michael V. Shustek

Address:

Fax No.: